                                                                    EXHIBIT 99.6


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

               QUARTERLY REPORT UNDER SECTION 13 or 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For Quarter Ended             MARCH 31, 1995

                    Commission file number          0-18166

                      STATE FINANCIAL SERVICES CORPORATION
             (Exact name of registrant as specified in its charter)


              WISCONSIN                                      39-1489983
     (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                       identification No.)



           10708 WEST JANESVILLE ROAD, HALES CORNERS, WISCONSIN 53130
             (Address and Zip Code of principal executive offices)

                               Not applicable
              (Former name, former address and former fiscal year,
                         if changed since last report)


                                 (414) 425-1600
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes X   No___

                      APPLICABLE ONLY TO CORPORATE ISSUERS

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

      As of May 17, 1995, there were 1,986,143 shares of Registrant's $0.10 Par Value Common Stock outstanding.

                                   FORM 10-Q

                      STATE FINANCIAL SERVICES CORPORATION

                                     INDEX


                         PART I - FINANCIAL INFORMATION


                                                                   Page No.

Item 1.        Financial Statements (Unaudited)

               Consolidated Balance Sheets as of
               March 31, 1995 and December 31, 1994                    2

               Consolidated Statements of Income for the
               Three Months ended March 31, 1995 and 1994              3

               Consolidated Statements of Cash Flows for the
               Three Months ended March 31, 1995 and 1994              4

               Notes to Consolidated Financial Statements              5

Item 2.        Management's Discussion and Analysis of
               Financial Condition and Results of Operations           6



                                   PART II - OTHER INFORMATION

Items 1-6                                                              9

Signatures                                                            11

     PART I.        FINANCIAL INFORMATION
     ITEM 1.        FINANCIAL STATEMENTS

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                          March 31,                         December 31,
                                                                            1995                               1994
                                                                        ------------                       -------------
ASSETS
  Cash and due from banks                                               $ 12,391,159                       $ 11,195,006
  Federal funds sold                                                             -0-                          4,001,864
  Other short-term investments                                                   -0-                          1,000,000
                                                                        ------------                       ------------
  Cash and cash equivalents                                               12,391,159                         16,196,870

Investment securities held to maturity
    (Fair value:   March 31, 1995 - $33,457,000
                   December 31, 1994 - $34,216,000)                       33,512,663                         34,901,412
  Investment securities available for sale, at fair value                 22,748,440                         22,567,332

  Loans                                                                  152,007,609                        145,813,257
  Less allowance for loan losses                                           2,029,748                          1,982,941
                                                                        ------------                       ------------
                        NET LOANS                                        149,977,861                        143,830,316

  Premises and equipment                                                   4,338,846                          4,434,350
  Accrued interest receivable                                              1,597,829                          1,436,468
  Other assets                                                             1,894,198                          1,808,134
                                                                        ------------                       ------------
                                                                        $226,460,996                       $225,174,882
                                                                        ============                       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits:
    Demand                                                              $ 41,928,275                       $ 46,782,692
    Savings                                                               65,282,814                         66,365,935
    Other time                                                            86,735,009                         84,252,537
                                                                        ------------                       ------------
                        TOTAL DEPOSITS                                   193,946,098                        197,401,164

  Notes payable                                                               95,568                            115,364
  Securities sold under agreements to repurchase                           4,350,000                            300,000
  Accrued expenses and other liabilities                                     336,096                            554,718
  Accrued interest payable                                                   743,923                            634,742
                                                                        ------------                       ------------
                        TOTAL LIABILITIES                                199,471,685                        199,005,988
  Stockholders' equity:
    Preferred stock, $1 par value;
      authorized--100,000 shares; issued
      and outstanding--none
    Common stock, $0.10 par value;
       authorized--10,000,000 shares
       issued and outstanding--1,986,035
       shares in 1995 and 1,985,678 in 1994                                  198,604                            198,568
    Capital surplus                                                       18,033,777                         18,030,527
    Net unrealized holding loss on
       securities available for sale                                        (454,173)                          (708,361)
    Retained earnings                                                      9,735,996                          9,215,542
    Less:  Guaranteed ESOP obligation                                       (524,893)                          (567,382)
                                                                        ------------                       ------------
                  TOTAL STOCKHOLDERS' EQUITY                              26,989,311                         26,168,894
                                                                        ------------                       ------------
                                                                        $226,460,996                       $225,174,882
                                                                        ============                       ============

See notes to unaudited consolidated financial statements.

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                            Three months ended March 31,
                                                                          1995                       1994
                                                                       ----------                 ----------
Interest income:
  Loans, including fees                                                $3,559,644                 $2,772,139
  Investment securities
    Taxable                                                               589,842                    548,761
    Tax-exempt                                                            167,964                    198,121
  Federal funds sold                                                       16,968                     52,806
                                                                       ----------                 ----------
                        TOTAL INTEREST INCOME                           4,334,418                  3,571,827
Interest expense:
  Deposits                                                              1,415,354                  1,192,635
  Notes payable and other borrowings                                       46,206                      5,277
                                                                       ----------                 ----------
                       TOTAL INTEREST EXPENSE                           1,461,560                  1,197,912
                                                                       ----------                 ----------
                          NET INTEREST INCOME                           2,872,858                  2,373,915

Provision for loan losses                                                  45,000                     30,000
                                                                       ----------                 ----------
                    NET INTEREST INCOME AFTER
                    PROVISION FOR LOAN LOSSES                           2,827,858                  2,343,915
Other income:
  Service charges on deposit accounts                                     241,346                    258,701
  Merchant service fees                                                   153,682                    125,129
  Building rent                                                            60,282                     59,822
  ATM fees                                                                 50,340                     42,916
  Other                                                                    90,181                     80,993
                                                                       ----------                 ----------
                                                                          595,831                    567,561
Other expenses:
  Salaries and employee benefits                                        1,016,071                    919,991
  Net occupancy expense                                                   204,753                    211,126
  Equipment rentals, depreciation and
    maintenance                                                           190,916                    234,514
  Data processing                                                         130,489                    170,626
  Legal and professional                                                   83,023                     43,129
  Merchant service charges                                                140,073                    105,186
  Regulatory agency assessments                                           109,638                    111,514
  ATM charges                                                              41,943                     54,845
  Postage and courier                                                      51,404                     48,971
  Office supplies                                                          43,736                     39,295
  Advertising                                                              56,364                     59,000
  Other                                                                   273,171                    238,365
                                                                       ----------                 ----------
                                                                        2,341,581                  2,236,562
                                                                       ----------                 ----------
                   INCOME BEFORE INCOME TAXES                           1,082,108                    674,914
Income taxes                                                              347,862                    189,647
                                                                       ----------                 ----------
                                   NET INCOME                          $  734,246                 $  485,267
                                                                       ==========                 ==========

 Net income per common and common equivalent share                     $     0.38                 $     0.25

Dividends per common share                                             $     0.11                 $     0.10

Weighted average common shares outstanding                              1,943,341                  1,930,877

See notes to unaudited consolidated financial statements.

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                              Three months ended March 31,
                                                                             1995                       1994
                                                                          -----------                -----------
OPERATING ACTIVITIES
  Net income                                                              $   734,246                $   485,267
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Provision for loan losses                                                45,000                     30,000
      Provision for depreciation                                              121,104                    149,754
      Amortization of investment security
        premiums and accretion of discounts-net                                25,479                     28,833
      Amortization of goodwill                                                  7,428                      7,428
      Amortization of branch acquisition premium                                7,416                      7,416
      Increase in interest receivable                                        (161,361)                  (109,815)
      Increase in interest payable                                            109,181                      1,558
      Other                                                                  (449,434)                  (372,718)
                                                                          -----------                -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     439,059                    227,723

INVESTING ACTIVITIES
  Purchases of investment securities                                         (997,321)                (2,528,226)
  Maturities of investment securities                                       2,365,000                  3,816,805
  Purchases of securities available for sale                                 (397,458)                (5,055,458)
  Maturities of securities available for sale                                 596,033                  4,525,090
  Net increase in loans                                                    (6,192,545)                (1,266,117)
  Purchases of premises and equipment                                         (25,600)                  (101,849)
                                                                          -----------                -----------

NET CASH USED BY INVESTING ACTIVITIES                                      (4,651 891)                  (609,755)

FINANCING ACTIVITIES
  Decrease in deposits                                                     (3,455,066)                (4,468,420)
  Decrease in notes payable                                                   (19,796)                   (17,103)
  Decrease in guaranteed ESOP obligation                                       42,489                     47,125
  Proceeds from securities sold under agreement to repurchase               4,050,000                        -0-
  Cash dividends                                                             (213,792)                  (197,995)
  Proceeds from exercise of stock options                                       3,286                     25,294
                                                                          -----------                -----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                              407,121                 (4,611,099)
                                                                          -----------                -----------

DECREASE IN CASH AND CASH EQUIVALENTS                                      (3,805,711)                (4,993,131)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           16,196,870                 29,678,573
                                                                          -----------                -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $12,391,159                $24,685,442
                                                                          ===========                ===========

Supplemental information:
  Taxes paid                                                              $   171,550                $   108,008
  Interest paid                                                             1,352,379                  1,234,019

See notes to unaudited consolidated financial statements.

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1995


NOTE A--BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements include the accounts of State Financial Services Corporation (the "Company") and its subsidiary, State Financial Bank. State Financial Bank also includes the accounts of its wholly owned subsidiaries, Hales Corners Development Corporation and Hales Corners Investment Corporation. All significant intercompany balances and transactions have been eliminated.

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ending March 31, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report to stockholders for the year ended December 31, 1994.


NOTE B--PENDING ACQUISITION

         On April 12, 1995, the Company entered into an Agreement and Plan of Merger (the "Agreement") with Waterford Bancshares, Inc. ("Bancshares"), the parent bank holding company of Waterford Bank, Waterford Wisconsin. Pursuant to the Agreement, the Company will acquire 50% of the outstanding common stock of Bancshares in exchange for a combination of cash and promissory notes, with the remaining 50% exchanged for the Company's common stock. The value of the Company's common stock will be determined by an average of the "bid" and "ask" quotations set forth by the market makers in the Company's common stock on each of the 20 trading days preceding the closing of the acquisition, excluding one trading day when the Company's common stock is quoted at its highest average of the "bid" and "ask" quotations and one trading day when the Company's common stock is quoted at its lowest average of the "bid" and "ask" quotations. In the event that the calculated fair market value of the Company's common stock exceeds 110% of the Company's net book value, the fair market value will be assumed to be equal to 110% of such net book value. In the event the fair market value is less than 105% of the Company's net book value, the fair market value will be assumed to be equal to 105% of net book value. The Company will pay $8,005 for each of the 830 shares of Bancshares common stock outstanding.

         Another individual has filed an application with and received approval from the Federal Reserve Bank of Chicago to acquire up to 100% of the outstanding stock of Bancshares. This individual currently owns approximately 48.3% of the outstanding shares of Bancshares. As of the date of this filing, the Company is not aware of any tender offer made by this individual to Bancshares or any existing shareholder thereof.

         The acquisition is contingent upon approval from the appropriate regulatory authorities and the Bancshares shareholders, and registration of the Company's shares with the Securities and Exchange Commission. At March 31, 1995, Bancshares had consolidated total assets of approximately $36.8 million.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

         At March 31, 1995, total assets were $226,461,000 compared to $225,175,000 at December 31, 1994. Loans increased $6,193,000 due to continued strong loan demand in the first quarter. Total deposits declined $3,455,000 primarily due to a decline of $4,854,000 in demand deposits which historically occurs in the first quarter of the year as local businesses employ funds into working capital and a decline of $1,083,000 in savings deposits due to depositors redeploying these balances into time deposit categories to take
advantage of higher interest rates offered in those categories.   Accordingly,
time deposits (consisting of certificates of deposit, individual retirement accounts, and money market accounts) increased $2,482,000 due to the aforementioned balance transfers and balance growth in the first quarter of 1995. The majority of the time deposit growth occurred in money market accounts due to the continued appeal of the money market index account introduced by State Financial Bank in October, 1994. Funding for the loan growth and deposit decline came from contraction of cash and cash equivalents ($3,806,000), proceeds from securities sold under agreement to repurchase ($4,050,000), proceeds from net matured investment securities and securities available for sale ($1,566,000), and cash provided by operating activities ($226,000). The residual amount of cash provided by operating activities ($213,000) was primarily used to fund first quarter dividends.

         Non-performing assets (non-accrual loans and other real estate) at March 31, 1995 were virtually unchanged from the comparable level outstanding at December 31, 1994. At March 31, 1995, non-performing assets totalled $1,532,000 compared to $1,529,000 at December 31, 1994. As a percentage of total assets, non-performing assets were 0.68% as of both March 31, 1995 and December 31, 1994, respectively. At March 31, 1995, the Company's allowance for loan losses was $2,030,000 or 154.5% of non-performing loans at that date. At December 31, 1994, the allowance for loan losses represented 150.7% of non-performing loans. Based upon its internal analyses, management believes the allowance for loan losses to be adequately funded to cover the risk inherent in the Company's loan portfolio as of March 31, 1995.


RESULTS OF OPERATION

         For the three months ended March 31, 1995, the Company reported net income of $734,000 compared to $485,000 for the three months ended March 31, 1994. The primary reason for the improved earnings resulted from a $499,000 (21.0%) increase in net interest income to $2,873,000. Total interest income increased $763,000 (21.4%) for the three months ended March 31, 1995 compared to the same period in 1994. A 2.3% increase in average interest-earning assets, the employment of a greater percentage of the Company's deposits in loans, the recovery of approximately $72,000 in nonaccrual loan interest, and the general increase in market interest rates over the preceding twelve months are the primary reasons for the increase in the Company's first quarter 1995 total interest income compared to the first quarter of 1994. Net loans, which are historically the Company's highest yielding asset category, increased to 77.3% of deposits at March 31, 1995 compared to 66.3% at March 31, 1994. Offsetting the increase in total interest income was an increase in total interest expense of $264,000 (22.0%) for the three months ended March 31, 1995 compared to the three months ended March 31, 1994. The general increase in market interest rates over the preceding twelve months and the related change in the composition of the Company's deposit mix into higher yielding deposit categories were the primary reasons for the increase in total interest expense during the first quarter of 1995. As a result of the aforementioned changes in the composition of the Company's net interest income, the taxable-equivalent net interest margin for the three months ended March 31, 1995 was 5.81% as stated and 5.67% exclusive of the nonaccrual interest recovery, compared to 4.98% for the three months ended March 31, 1994.

         The provision for loan losses increased $15,000 in the first quarter of 1995 compared to the first quarter of 1994 due to increased monthly provisions to reflect the general increase in the level of loans outstanding.

         Other income increased $28,000 or 5.0% for the quarter ended March 31, 1995 compared to the same period in 1994. The improvement in other income was primarily due to increases in merchant services income; ATM fees; and commissions received from the sale of mutual funds, annuities, and insurance products during the first quarter of 1995. The improvement in merchant services income was primarily due to volume
and rate increases which occurred over the preceding twelve months.   ATM fees
increased due to increased usage of the Company's automated teller machines. Commissions from the sale of mutual funds, annuities, and insurance products through the Bank's investment services department resulted from increased activity in this area and the addition of a second sales representative at the beginning of 1995. Offsetting these improvements was a $17,000 decline in service charge income in the first quarter of 1995. This decrease was primarily due to reduced business service charge income due to increases in the level of earnings credit provided to business checking accounts resulting from the general increase in market interest rates over the preceding twelve months.

         Other expenses increased $105,000 or 4.7% for the three months ended March 31, 1995 compared to the same period in 1994. Salaries and employee benefits increased $96,000 (10.4%), due to annual salary adjustments, increases in medical insurance premiums, and additional accruals to the Company's management incentive plan in the first quarter of 1995 as compared to 1994. Expenses related to the Company's merchant services program increased $35,000 due to an increased customer base and rate increases from the Company's service provider. Legal and professional fees increased $40,000 primarily due to fees associated with the pending acquisition of Waterford Bancshares, Inc. Other non-interest expenses increased $35,000 primarily due to accruals for correspondent bank service fees associated with the reduction in cash balances carried with correspondent banks. Previously the Company maintained compensating cash balances with its correspondents to offset service fees on its account activity. The reduction in the level of compensating balances maintained by the Company with correspondent banks has resulted in the potential for hard service charges for account processing and accordingly an accrual has been recorded. Offsetting these increases were declines in data processing, and net occupancy and equipment expenses. Data processing expense declined $40,000 due to rate reductions resulting from the Company's renegotiated contract in mid-1994 with its service provider and increased efficiencies obtained from the bank consolidation. The $50,000 decline in net occupancy and equipment expense was primarily due to reduced depreciation expense resulting from the increase in fully depreciated assets on the Company's books over the preceding twelve months and reduced repairs and maintenance expense resulting from fewer equipment repairs in the first quarter of 1995 due to a generally milder winter than the first quarter of 1994.

         Income taxes for the quarter ended March 31, 1995 were $158,000 greater than the first quarter of 1994. The increase in income tax expense was the result of an increase of $407,000 in income before income taxes and a reduction of $28,000 in tax-exempt income in the first quarter of 1995 as compared to the first quarter of 1994.


LIQUIDITY

         Liquidity management involves the ability to meet the cash flow requirement of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Liquid assets (including cash deposits with banks, and federal funds sold) are maintained to meet customers needs. The Company had liquid assets of $12,391,000 and $16,197,000 at March 31, 1995 and December 31, 1994, respectively.


CAPITAL RESOURCES

         The Company is pursuing a policy of continued asset growth which requires the maintenance of appropriate ratios of capital to total assets. The existing risk-based capital levels allow for additional asset growth without further capital injection. It is the Company's desire to maintain its capital position at or in excess of the definition of a "well-capitalized" institution. The Company seeks to obtain additional capital growth through earnings retention and a conservative dividend policy.

         There are certain regulatory constraints which affect the Company's level of capital. In 1990, the Federal Reserve Bank ("FRB") implemented additional capital requirements calling for risk weights to be assigned to on-and-off balance sheet items in arriving at risk-adjusted total assets. Effective December 19, 1992, the FRB, the FDIC, and the Office of the Comptroller of the Currency have established five levels for financial institutions under its prompt corrective action regulations, as follows:
"well-capitalized," "adequately-capitalized," "undercapitalized,"
"significantly-undercapitalized," and "critically-undercapitalized." This framework is intended to supplement existing supervisory authority and does not limit the regulator's existing authority under other statutes or regulations to address capital deficiencies or other violations of law. A well-capitalized bank or bank holding company must satisfy certain percentage tests and not be subject to any regulatory capital order or directive. To be considered well-capitalized, a bank or bank holding company must have a Tier 1 leverage ratio in excess of 5.0%, a Tier 1 risk-based capital ratio in excess of 6.0%, and a total risk-based capital ratio in excess of 10.0%. The following table sets forth these requirements and the Company's ratios at March 31, 1995, including the Tier 1 leverage ratio, the risk-based capital ratios based upon Tier 1 capital, and total risk-based capital:

                                                                        Regulatory                Regulatory
                                                                         Minimum               Well-capitalized
                                               Actual                   Requirement               Requirement
                                        ---------------------       -------------------       --------------------
                                                                   (dollars in thousands)

                                        Amount        Percent       Amount      Percent       Amount       Percent
                                        ------        -------       ------      -------       ------       -------
 Tier 1 leverage ratio                 $26,996         12.1%        $6,671        3.0%       $11,118         5.0%

 Tier 1 risk-based capital ratio        26,996         17.5%         6,169        4.0%         9,253         6.0%

 Risk-based capital ratio               28,926         18.8%        12,338        8.0%        15,422        10.0%


            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

PART II.   OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

     As of March 31, 1995 there were no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company, to which the Company or any of its subsidiaries was a party or to which any of their property was subject.

ITEM 2.   CHANGES IN SECURITIES

           None

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

           None

ITEM 4.   SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

           ANNUAL MEETING OF SHAREHOLDERS. On April 26, 1995, at the Annual Meeting of the shareholders of the Company, the Company's shareholders reelected Michael J. Falbo and Robert R. Spitzer for three year terms expiring on the date of the annual shareholders' meeting to be held in 1998. The shareholders also ratified the appointment of Ernst & Young LLP as independent public auditors for the fiscal year ending December 31, 1995.

SHAREHOLDER VOTE WITH RESPECT TO MATTERS ACTED UPON AT THE ANNUAL MEETING

     ELECTION OF DIRECTORS. Under Wisconsin law, the number of persons corresponding to the number of director positions to be filled at the Annual Meeting who received the highest number of votes would be elected as directors. Two directors were standing for reelection at the Annual Meeting - Michael J. Falbo and Robert R. Spitzer. The vote with respect to the reelection of each was as follows:

MICHAEL J. FALBO

            1,986,035   total votes were eligible to be cast.
            1,752,142   votes were represented in person or by proxy
                        at the Annual Meeting.
            1,744,938   votes were cast "FOR" the reelection of Mr. Falbo
                  -0-   votes were cast "AGAINST" the reelection of Mr. Falbo
                7,204   votes abstained or were broker non-votes.



ROBERT R. SPITZER


            1,986,035   total votes were eligible to be cast.
            1,752,142   votes were represented in person or by proxy at
                        the Annual Meeting.
            1,744,709   votes were cast "FOR" the reelection of Mr. Spitzer
                  -0-   votes were cast "AGAINST" the reelection of Mr. Spitzer
                7,433   votes abstained or were broker non-votes.

     RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS. Under Wisconsin law, the ratification of the appointment of Ernst & Young LLP as independent public auditors would be approved if, at the Annual Meeting, a greater number of votes were cast "FOR" the proposal than were cast "AGAINST" the proposal.
Abstentions and broker non-votes were not counted except for purposes of establishing a quorum. The vote on the ratification of the appointment of Ernst & Young LLP as independent public auditors for the fiscal year ending December 31, 1995 was as follows"


            1,986,035   total votes were eligible to be cast.
            1,752,142   votes were represented in person or by proxy at
                        the Annual Meeting.
            1,744,849   votes were cast "FOR" the ratification of the
                        appointment of Ernst & Young LLP as independent
                        auditors.
                2,100   votes were cast "AGAINST" the ratification of the
                        appointment of Ernst & Young LLP as independent
                        auditors.
                5,193   votes abstained or were broker non-votes.



ITEM 5.   OTHER INFORMATION

           None

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

     There were no Form 8-K reports filed during the quarter ended March 31, 1994.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    STATE FINANCIAL SERVICES CORPORATION
                                    ------------------------------------------
                                    (Registrant)



Date: April 27, 1995
      --------------
                                    By  /s/ Michael J. Falbo
                                        --------------------------------------
                                        Michael J. Falbo
                                        President and Chief Executive Officer



Date: April 27, 1995
      --------------

                                    By  /s/ Michael A. Reindl
                                        --------------------------------------
                                        Michael A. Reindl
                                        Vice President, Controller, and
                                        Chief Financial Officer